SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of August 2006

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No. Document

1.

Marsulex Report to Shareholders Q2 2006

President’s Letter

Marsulex had significant increases in revenue and earnings in the second quarter, which reflected contributions from Stablex and Petcoke Services, the two businesses we have acquired under our broader vision for Marsulex.  The addition of these new businesses has broadened our offerings of industrial services and we will continue to pursue growth initiatives that are consistent with our core strengths of safe and reliable operations, superior customer service and environmental compliance expertise.

Revenue for the quarter was $65.0 million compared with $40.8 million in 2005, an increase of 59%, and gross profit was $19.6 million compared with $14.7 million in 2005, an increase of 33%. The increases in both revenue and gross profit reflected the contributions of the Stablex acquisition in August 2005 and the Petcoke Services acquisition in April 2006. Earnings before income taxes for the second quarter of 2006 were $3.2 million compared with $2.5 million in 2005 reflecting the improved operating results offset by higher depreciation and amortization related to the acquisitions.  Net earnings for the quarter were $5.3 million ($0.16 per share) compared to net earnings of $1.7 million for the previous year ($0.05 per share).  This reflects approximately $0.10 per share in tax recoveries.

	Three months ending June 30,			Six months ending June 30,
(in millions of dollars, except per share)	2006	2005	% chg	2006	2005	% chg

Revenue	$65.0	$ 40.8	59%	$111.9	$ 75.6	48%
Gross profit	19.6	14.7	33%	36.7	28.0	31%
Earning before income taxes	3.2	2.5	28%	4.2	4.2	--
Net earnings	5.3	1.7	212%	5.9	2.8	111%
Earnings Per Share -- basic	0.16	0.05	220%	0.18	0.09	100%

The Petcoke Services business transitioned smoothly to Marsulex and the results met our expectations. Stablex performed closer to our expectations in the second quarter. We continue to work with our newly acquired businesses to ensure complete and successful integrations.

Two of the Company’s newest facilities are close to final commissioning. The Fort McMurray plant is expected to begin operations shortly as Syncrude nears completion of the phased start-up of its Upgrader Expansion project and begins providing feedstock to the plant. In Montreal, the plant expansion capacity was made available to the Petro-Canada and Shell refineries in June and is now in the performance testing stage. We expect to begin recognizing revenue from the Montreal expansion in the third quarter, as planned.

Other Highlights

♦

The contributions from the acquisitions were included in the results of the Industrial Services Group, which also reflected a higher contribution from the Toledo acid regen business, offset by lower results from sulphur prilling and the impact of the stronger Canadian dollar. The benefit of higher seasonal volumes at Stablex was partially offset by higher transportation costs that affected margins. Gross profit for the quarter was $12.4 million compared with $7.9 million in 2005.

-- more --

♦

Increased sales of sulphur-enhanced products continued into the quarter for the Western Markets Group, more than offsetting lower alum sales.  Gross profit for the second quarter for Western Markets was $5.6 million compared with $5.4 million last year.

♦

The Power Generation Group reported second quarter gross profit of $1.6 million compared with $1.4 million for the same period in 2005, reflecting increased project activity.  The group won two new contracts during the quarter, including an approximate U.S. $60 million contract with Lower Colorado River Authority (LCRA) to install wet limestone-gypsum flue gas desulphurization (FGD) systems at its Fayette Power Project near La Grange, Texas. Engineering work has commenced.

♦

Net earnings for the second quarter of 2006 reflected a realized tax savings of $2.9 million in the second quarter as a result of announced changes to the Federal tax rates that will decrease the Company’s statutory rate by 3.12 percentage points over the period 2008 through 2010, as well as utilization of previously unrecognized tax loss carryforwards.

♦

On April 1, 2006 the Company acquired the Petroleum Coke (“Petcoke”) cutting and bulk handling services business for U.S. $27 million, or approximately $31 million Canadian, excluding transaction costs of approximately $0.7 million. The transaction was funded substantially with additional advances from the Company’s existing credit facility.

♦

On July 13, 2006 the Company announced the appointment of Mr. William Martin as Chief Financial Officer. Mr. Martin, a chartered accountant, joins Marsulex having served 25 years in industry and in public practice.

Outlook

The annualized benefit of the Petcoke Services acquisition, as well as the Montreal expansion, will generate growth for Marsulex in 2006 and 2007.

Looking further ahead, positive developments in two of our core markets, oil refining and power generation, are also providing prospects for further growth.  Oil refineries are benefiting from buoyant market conditions and reporting high levels of profitability.  After years of limited capital spending, they are also now looking at investment in expansion projects.

Likewise, power generators are looking for cheaper fuels as natural gas prices continue to rise.  Higher sulphur fossil fuels are one option and there will be a need for FGD systems and other emission control services. These offer significant opportunities for Marsulex, and we are actively talking to our existing customers, and potential new ones, about our own expanded range of services, and our strategy of building Marsulex into a more broadly based provider of industrial services.

Laurie Tugman

President and Chief Executive Officer

Management’s Discussion and Analysis

The following commentary provides additional analysis of Marsulex’s operations and financial position for the three and six months ending June 30, 2006 and includes material information available to August 1, 2006. It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes and with the consolidated financial statements and corresponding notes included in the annual report of December 31, 2005.

RESULTS OF CONSOLIDATED OPERATIONS

The Company provides industrial services, including the processing, handling, removal, treatment and disposal of industrial by-products and waste streams; the distribution and sale of the by-products resulting from compliance services; and production and sale of industrial and water treatment chemicals to customers in western Canada.

	Three months ending June 30,			Six months ending June 30,
(in thousands of dollars, except per share)	2006	2005	% chg	2006	2005	% chg

Revenue	$ 65,027	$ 40,755	59.6%	$ 111,894	$ 75,575	48.1%
Gross Profit	19,558	14,701	33.0%	36,737	28,026	31.1%
Gross Profit as a percent of revenue	30.1%	36.1%		32.8%	37.1%
Selling, general, administrative and other costs (SGA), including foreign exchange	5,900	4,687	25.9%	12,673	8,929	41.9%
Depreciation and amortization	8,046	5,433	48.1%	15,187	10,731	41.5%
Net interest expense	2,459	2,036	20.8%	4,711	4,202	12.1%
Earnings before income taxes	3,153	2,545	23.9%	4,166	4,164	--
Income taxes/(recovery)	(2,115)	844	350.6%	(1,766)	1,379	228.1%
Effective income tax rate	(67.1)%	33.2%		(42.4)%	33.1%
Net income	$ 5,268	$ 1,701	209.7%	$ 5,932	$ 2,785	113.0%

Earnings per share--Basic	$ 0.16	$ 0.05	220.0%	$ 0.18	$ 0.09	100.0%
Earnings per share--Diluted	$ 0.16	$ 0.05	220.0%	$ 0.18	$ 0.08	125%

The increases in revenue and gross profit are due largely to Industrial Services Group acquisitions, Stablex acquired August 2005 and Petcoke Services acquired April 2006.  Additionally, improved performances from the Western Markets and Power Generation groups contributed to the increase.

The decline in gross profit as a percent of revenue reflects the lower margins in the Industrial Services Group resulting from the benefit of higher seasonal volumes at Stablex being partially offset by higher transportation costs that affected margins, the higher costs relating to the Fort McMurray and the Montreal facilities that are expected to decrease upon start-up, the lower international price of prilled sulphur, and the lower margin Petcoke Services business.

Increased SGA costs in the second quarter and for the first six months in 2006 reflect $2.3 million and $3.9 million, respectively, of SGA for the acquired businesses. In the first half of 2006 the Company also incurred higher Corporate legal costs and lower expenses for the long-term incentive plan measured against the quarter end closing price for Marsulex’s common stock. Total SGA costs also reflect certain transitional costs that are expected to decrease with the full integration of Petcoke Services.

During the quarter and for the first six months of 2006, the Canadian dollar strengthened by approximately 11% and 9% respectively. Foreign exchange gain was $0.9 million in the second quarter of 2006 and $1.1 million for the first six months of 2006. This gain was realized primarily on the U.S. denominated portion of the Senior Secured Term Loan which offsets the foreign exchange fluctuations associated with the Company’s U.S. dollar denominated operating results. A more detailed analysis of the Company’s exposure to foreign exchange fluctuations is included under Risk Factors in this MD&A.

Depreciation expense in the second quarter and for the first six months of 2006 reflects the depreciation related to the assets associated with the Stablex and Petcoke Services acquisitions partially offset by lower depreciation expense for U.S. dollar denominated assets. The amortization expense for the second quarter of 2006 and for the first six months of 2006 reflects the amortization associated with the intangible assets and deferred charges as well as the amortization of deferred financing costs.

	Three months ending June 30,			Six months ending June 30,
(in thousands of dollars)	2006	2005	% chg	2006	2005	% chg

Interest expense	$ 3,993	$ 2,542	57.1%	$ 7,503	$ 5,073	47.9%
Interest capitalized	(1,348)	(256)	426.6%	(2,435)	(394)	518.0%
Interest income	(186)	(250)	(25.6)%	(357)	(477)	(25.2)%
Net interest expense	$ 2,459	$ 2,036	20.8%	$ 4,711	$ 4,202	12.1%

Interest expense increased in the second quarter of 2006 by approximately 57% and for the first six months of 2006 by approximately 48%, primarily as a result of the interest paid on the new Senior Secured Term Loan.  The increase in capitalized interest relates to the expansion of the Montreal facility. Marsulex also earned interest income on approximately $15.6 million in cash deposits. The decrease in interest income in the second quarter and first six months of 2006 was due to lower cash balances as compared to the same periods in 2005.

During the quarter, the Company realized a recovery of $2.9 million on its future tax liability as a result of changes in the Canadian Federal tax rates that were substantively enacted in June 2006. As a result of this tax rate reduction, the Company’s statutory rate (currently 36.1%) will decrease by 3.12 percentage points over the period 2008 through 2010.  After removing the effect of the change in tax rate, the overall effective tax rate is approximately 27% and reflects the utilization of previously unrecognized loss carryforwards.

Cash tax is dependent on the Company’s earnings by legal entity, the availability of the tax losses and accelerated tax depreciation on property, plant and equipment and other deductions to reduce taxable income. The average annual cash taxes were less than $1 million for the past three years.

The increases in net earnings for the second quarter and first six months of 2006 reflect the higher earnings from the business partially offset by higher depreciation, amortization, and interest costs related to the acquisitions.

REVIEW OF BUSINESS SEGMENTS

Industrial Services Group

Industrial Services provides services, including environmental compliance solutions, to oil refiners and other industrial customers, primarily in the U.S. and Canada. Services include the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline; the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process; the recovery of sulphur dioxide to ensure air quality compliance; cutting and handling of petroleum coke; and the safe handling, treatment, and disposal of industrial hazardous waste streams.

The Industrial Services Group provides the following types of industrial services:

♦

Regeneration of spent acid at the Toledo facility;

♦

Acid gas processing at the Montreal facility;

♦

Conversion of molten sulphur into prilled sulphur at the Company’s west coast prilling operations in the U.S.;

♦

In-refinery petcoke cutting and bulk handling services to major oil refineries;

♦

By-product processing and marketing at the new Fort McMurray facility (once start-up of Syncrude’s overall UE-1 project is completed); and,

♦

Treatment and disposal of inorganic hazardous waste at the Stablex facility.

	Three months ending June 30,			Six months ending June 30,
(in thousands of dollars)	2006	2005	% chg	2006	2005	% chg

Revenue	$ 43,528	$ 22,707	91.7%	$ 71,276	$ 41,094	73.5%
Gross Profit	12,389	7,901	56.8%	22,123	14,671	50.8%
Gross Profit as a percent of revenue	28.5%	34.8%		31.0%	35.7%

Capital expenditures [1]	$ 13,939	$ 9,090		$ 25,989	$ 17,346
Total assets [2]				355,995	303,526

1

Capital expenditures include $3.5 million accrued for capital costs not yet paid at June 30, 2006 against $$4.0 million accrued at March 31, 2006 and $4.7 million at December 31, 2005.

2.

2005 assets are at December 31, 2005

The increase in the Group’s second quarter 2006 revenue largely reflects the $22.6 million contribution from the Stablex and Petcoke Services acquisitions, partially offset by the lower international prices of prilled sulphur and the impact of foreign exchange of $1.5 million on U.S. dollar denominated revenues.  For the six months ended June 30, 2006, the increase in revenue was the result of the $30.3 million contribution from the acquisitions. The revenue for the six months also reflects the recovery, through contractual pass-through’s, of higher energy costs by the spent acid regeneration business, partially offset by the impact of foreign exchange of $2.3 million and lower prices for prilled sulphur.

The increase in second quarter 2006 gross profit is primarily the result of the gross profit from the Stablex and Petcoke Services acquisitions of $5.8 million. Contractual pass-through’s of higher energy costs for the spent acid regeneration business continued into the quarter and were offset by the impact of foreign exchange of $0.4 million, lower international prices of prilled sulphur of $0.8 million, and costs of $1.0 million associated with the Montreal and Fort McMurray facilities which are preparing for start-up.  For the six months ended June 30, 2006, the increase in gross profit largely reflects the $8.2 million contribution from the acquisitions. It also reflects an increase from the spent acid regeneration facility resulting from the recovery of higher energy costs partially offset by costs associated with the Fort McMurray and Montreal facilities of $1.4 million, the negative impact of foreign exchange of $0.6 million, and the lower international price of prilled sulphur.

The decline in gross profit as a percent of revenue for the first half of 2006 compared to the same period in 2005 relates to the benefit of higher seasonal volumes at Stablex being partially offset by higher transportation costs that affected margins, the higher costs relating to the Fort McMurray and the Montreal facilities, the lower international price of prilled sulphur, and the lower margin associated with the Petcoke Services business acquired in April 2006.

On April 1, 2006 the Company acquired Oxbow Industrial Services, LLC (the Petcoke Services business), a leading provider of in-refinery petcoke cutting and bulk handling services to major oil refineries in the U.S. Gulf Coast and West Coast and Venezuela, from Oxbow Carbon & Minerals LLC for a purchase price of the acquisition was U.S. $27 million, or approximately $31 million Canadian, excluding transaction costs of approximately $0.7 million. The acquisition includes a 50 percent ownership interest in Aimvenca, C.A., a Venezuelan joint venture with Mecavenca, C.A. The results of operations are reflected in the Industrial Services Group.

The acquisition has been accounted for using the purchase method of accounting. The preliminary purchase price allocation, including acquisition costs, is as follows:

(in thousands of dollars)
Net working capital	$ 6,484
Property, plant and equipment	8,263
Intangibles	12,757
Goodwill	5,045
Other long term liabilities	(10)
Future tax liabilities	(739)
Total Purchase Price	$ 31,800
Less: Cash assumed on acquisition	(2,710)
Total purchase price less cash assumed on acquisition	$ 29,090

The purchase price includes $0.1 million for expenditures accrued not yet paid as of June 30, 2006. The value assigned to the intangible assets relates to customer relationships and has a useful life of 10 years. Goodwill of $5.0 million, generated as a result of the acquisition, represents the excess of purchase price consideration over the estimated fair value of the net assets acquired.

The acquisition of the Petcoke Services business was funded substantially with additional advances under the Company’s existing credit facility: $10 million from the remaining Term Loan and $21.5 million from an incremental facility with similar terms and conditions as the existing credit facility. The Company also recorded $0.5 million in deferred charges relating to the financing.

Western Markets Group

Western Markets produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies, for water and wastewater treatment. The primary market for these and other chemicals is western Canada.

Western Markets earns revenue by providing sulphur-enhanced chemicals to the pulp and paper industry, as well as water treatment chemicals used by municipalities throughout Alberta and Saskatchewan for water and wastewater treatment. The Group’s product range includes: sulphuric acid; liquid sulphur dioxide; aluminum sulphate ("alum"); sodium bisulphate; aqua ammonia; carbon disulphide; hydrogen sulphide; and sulphur.

	Three months ending June 30,			Six months ending June 30,
(in thousands of dollars)	2006	2005	% chg	2006	2005	% chg

Revenue	$ 15,749	$ 14,992	5.1%	$ 30,423	$ 28,882	5.3%
Gross Profit	5,598	5,399	3.7%	11,625	10,932	6.4%
Gross Profit as a percent of revenue	35.5%	36.0%		38.2%	37.9%

Capital expenditures	$ 367	$ 49		$ 409	$ 108
Total assets [1]				35,701	34,743

1

2005 assets are at December 31, 2005

The increase in the Group’s second quarter 2006 revenue as well as the increase for the first six months ended June 30, 2006 resulted from increased sales of sulphur-enhanced products which offset the prior year’s weather related alum sales.

The increase in the Group’s gross profit for the three months and six months ended June 30, 2006 reflected the increased sales of sulphur-enhanced products. Gross profit as a percent of revenues for the second quarter and for the six months of 2006 is comparable to the same periods in 2005.

Power Generation Group

Power Generation provides environmental systems and services for air quality compliance, primarily to electric utilities, and also to petrochemical and general industrial customers worldwide.

The activities associated with Power Generation include the design of pollution control equipment, engineering and project management services, and the licensing of technology.

	Three months ending June 30,			Six months ending June 30,
(in thousands of dollars)	2006	2005	% chg	2006	2005	% chg

Revenue	$ 5,806	$ 3,056	90.0%	$ 10,251	$ 5,599	83.1%
Gross Profit	1,571	1,401	12.1%	2,989	2,423	23.4%
Gross Profit as a percent of revenue	27.1%	45.8%		29.2%	43.3%

Capital expenditures	$ 7	$ --		$ 7	$ --
Total assets [1]				7,736	8,911

The increase in the Group’s revenue and gross profit reflected increased activities relating to the projects in China. Gross profit is impacted by the mix between project revenues, involving engineering and construction activities, and technology licensing revenues. When gross profit is combined with the Group’s SG&A, the net contribution as a percent of revenue is comparable to the prior years.

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $420.8 million at June 30, 2006 compared to $374.4 million at December 31, 2005 with the increase primarily the result of the investment in the Petcoke Services business.

The increase in accounts receivable of $17.1 million to $45.0 million from the December 31, 2005 balance of $27.9 million reflects receivables associated with the acquisition of the Petcoke Services business and the seasonality of the business as discussed in the Quarterly Operating Performance section of this MDA.

Inventories at June 30, 2006 of $1.6 million decreased from the December 31, 2005 balance of $2.4 million, while prepaid expenses increased by $2.2 million primarily as a result of the payment of insurance premiums on May 1, 2006.

The net book value of property, plant, and equipment at June 30, 2006 increased to $229.1 million from the December 31, 2005 balance of $206.3 million. The increase is the result of assets associated with the Petcoke Services acquisition and the capital additions during the first half of 2006 being offset by depreciation expense and the impact of foreign exchange on the U.S. dollar denominated assets.

Intangible assets increased to $39.4 million from the December 31, 2005 balance of $29.5 million. The increase reflects customer relationships recognized as part of the acquisition of Petcoke Services offset by the amortization since the acquisition.

Goodwill increased to $78.7 million from the December 31, 2005 balance of $75.4 million with approximately $5.0 million of the increase relating to the Petcoke Services acquisition. The remaining goodwill was unchanged except for the impact of the stronger Canadian dollar on U.S. denominated goodwill.

Total current liabilities increased by approximately $7.1 million to $50.2 million from the December 31, 2005 balance of $43.1 million. The increase is the result of liabilities associated with the Petcoke Services acquisition as well as the timing of payments.

Total debt at the end of the second quarter of 2006 was $205.6 million, up $26.8 million from the December 31, 2005 balance of $178.8 million primarily due to the increase in the Senior Secured Term Loan used to fund the acquisition of the Petcoke Services business offset by the impact of the increase in the Canadian dollar against its U.S. counterpart on U.S. denominated debt.

The increase in deferred revenues is primarily due to fees relating to the Montreal facility expansion that began in January of this year, as well as the timing of receipts from the Power Generation projects primarily the recently-awarded LCRA project.

Financial Condition

	June 30	December 31,
	2006	2005

Cash including cash held in trust (in millions of dollars)	$ 15.6	$ 23.0
Debt (in millions of dollars)	$ 205.6	$ 178.8
Net debt [1] (in millions of dollars)	$ 190.0	$ 155.8

Debt to equity	1.8x	1.7x
Net debt to gross profit [2]	2.7x	2.6x
Net debt to equity	1.7x	1.5x
Interest coverage (Gross Profit [2] to interest expense 2)	5.0x	5.3x

1.

Net debt is defined as total debt less cash and cash equivalents, including cash held in trust.

2.

Calculated for the latest twelve months.

Cash and cash equivalents excluding restricted cash at the end of June 2006 were $5.6 million compared to $12.7 million at the end of 2005, with excess cash invested in short-term, interest-bearing deposits.

Cash held in trust largely relates to restricted funds held as part of the Fort McMurray financing and was $10.0 million at the end of the second quarter of 2006, unchanged from the balance at the end of 2005.

The Company generates positive cash flows from operations that are used to fund its expansion project and meet its debt obligations. The positive cash flows together with the recently arranged credit agreement will be used to fund its current capital expenditures commitments and its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets. To the extent required, the Company would seek new outside financing to fund this growth strategy.

With the financing obtained as part of the acquisitions, the financial leverage ratios may increase in the short term and will reduce with the full year contribution from the acquisitions as well as from the commencement of earnings from the Montreal expansion.

The Revolving Credit Facility was undrawn at the end of the second quarter 2006 and provides the Company with sufficient flexibility to support its financial commitments.

The Company has met all of its debt related covenants.

Working Capital

The Company’s working capital, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt, was $4.8 million at June 30, 2006 compared to negative $6.5 million at December 31, 2005. The Company’s cash on hand and positive cash flows in conjunction with the undrawn Revolving Credit Facility provide the Company with sufficient working capital to meet its financial commitments. Given the size of the Company and its capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The current ratio, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt was 1.10:1 at June 30, 2006 compared to 0.84:1 at December 31, 2005.

Share Capital Outstanding

	As at August 1, 2006	June 30, 2006	December 31, 2005

Number of common shares	32,634,898	32,634,898	32,409,898
Number of options	1,113,265	1,113,265	1,338,265

During the second quarter of 2006, the Company issued 35,000 common shares for cash proceeds of $0.1 million upon the exercise of stock options. For the six months ended June 30, 2006 the Company issued 225,000 common shares for cash proceeds of $1.0 million upon the exercise of stock options.

The Company’s share price closed at:

	As at August 1,	June 30,	December 31,	June 30,
	2006	2006	2005	2005

Closing share price	$ 8.35	$ 8.25	$ 7.90	$ 7.30

Contractual Commitments

The following chart updates our contractual commitments table as outlined in our MD&A for the December 31, 2005 year end.

(In thousands of dollars)	2006	2007	2008	2009	2010	Thereafter	Total

Senior Secured Term Loan [1]	--	3,584	27,916	--	--	--	31,500
Interest on loans	1,639	2,251	893	--	--	--	4,783

1.

In April 2006, the Company drew $10 million from the remaining Term Loan and $21.5 million from an incremental facility under the existing credit facility with similar terms and conditions.  At June 30, 2006 the loans carried the following rates of interest:

Cdn. Bankers Acceptance loan – (4.48%) plus 250 basis points

Related Party Transactions

The Company has entered into a management services contract with its majority shareholder for the supply of management and financial services. Under the agreement the Company incurred fees of $0.1 million in the second quarter of 2006 and $0.2 million for the first six months of 2006 compared to $0.1 million second quarter of 2005 and $0.2 million for the first six months of 2005.

In addition, certain of the Company’s Directors hold senior positions with firms that provide services to the Company. During the second quarter of 2006, $3.6 million in fees were incurred compared to $1.3 million in the second quarter of 2005. For the first six months of 2006 fees incurred were $3.9 million compared to $1.7 million for the same period in 2005.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

For the first six months of 2006, the Company generated $19.2 million in cash provided by operations compared to $11.2 million in 2005.  The increase was primarily the result of the increased operating earnings as well as the increase in deferred revenues.

Cash and cash equivalents at the end of June 30, 2006 were $5.6 million, down $7.1 million from $12.7 million at December 31, 2005. Cash on hand and cash generated from operations, along with the cash received from the issuance of capital stock, were utilized to fund the investment in the Montreal facility expansion and other capital additions.

Capital Expenditures

	Three months ending June 30,		Six months ending June 30,
(in thousands of dollars)	2006	2005	2006	2005

Expansion projects	$ 12,161	$ 7,545	$ 23,652	$ 15,330
Maintenance capital	2,455	1,627	3,060	2,176
Total capital expenditures	$ 14,616	$ 9,172	$ 26,712	$ 17,506

Capital expenditures include $3.5 million accrued for capital costs not yet paid at June 30, 2006 against $$4.0 million accrued at March 31, 2006 and $4.7 million at December 31, 2005.

The increases in capital spending were largely due to spending related to the expansion of the Montreal facility.

The Company entered into agreements with Petro-Canada and Shell Canada Products for the expansion of its Montreal facility that would increase the facility’s capacity by approximately 50%. Under these agreements, the fees relating to the Company’s Montreal processing facility began in January of 2006 and have been recorded as deferred revenue. Construction of the project was substantially completed and in June 2006 the Company notified the Refiners that it has met its contractual commitment and delivered the additional processing capacity. The Company, through a third party engineering firm, is carrying out a confirmatory performance test and with the successful completion of this test, expects to commence the recognition of  revenue and the related earnings in the third quarter of 2006. To the end of June 30, 2006, $67.7 million has been spent and has been recorded as part of facilities under construction in property, plant and equipment. The remaining capital spending, largely the winterization of the facility and the completion of the redundant systems, are expected to be incurred through to the end of 2006 is to be funded by the cash flow from operations.

RISKS & UNCERTAINTIES

There have been no changes in the Company’s business risks since the December 31, 2005 MD&A.

The Company has U.S.-based operations and reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in the following three areas: (1) monetary assets and liabilities, working capital and the U.S. denominated portion of the Senior Secured Term Loan; (2) revenues and expenses; and (3) the self-sustaining operations including the Senior Subordinated Notes.  Highlights of exchange rate movements for the quarter and first six months of 2006 are as follows:

	Three months ending June 30,			Six months ending June 30,
	2006	2005	% chg	2006	2005	% chg

Year-to-date average U.S. exchange rates	0.8907	0.8039	10.8%	0.8800	0.8099	8.7%
Closing U.S. exchange rates	0.8969	0.8159	9.9%	0.8969	0.8159	9.9%

The Company recorded the following foreign exchange gains and losses:

	Three months ending June 30,			Six months ending June 30,
(in thousand of dollars)	2006	2005	2006	2005

Foreign exchange (gains) losses on net monetary items	$ (124)	$ (10)	$ (336)	$ 18
Foreign exchange gain on Senior Secured Term Loan	(783)	--	(764)	--
	$ (907)	$ (10)	$ (1,100)	$ 18

The foreign exchange translation of the U.S. $15 million portion of the Senior Secured Term Loan arranged at the time of the Stablex acquisition is used to offset the foreign exchange fluctuations associated with the U.S. revenues generated by Stablex, as well as the U.S. dollar denominated operating results generated by the Petcoke Services business acquired in April 2006.

The table illustrates the foreign exchange impact of a one-cent increase in the value of the Canadian dollar on the Company’s U.S. denominated operating results for the quarter ending June 30, 2006:

Six months ending
(in thousand of dollars)	June 30, 2006

Gross profit	$ (242)
SGA costs	55
Foreign exchange on net monetary items [1]	146
Foreign exchange on Senior Secured Term Loan	207
Earnings from operations before the under noted	166
Depreciation and amortization of deferred charges and intangible assets	64
Net interest expense	43
Earnings before income taxes	$ 273

1.

Assumes U.S. denominated monetary items remain unchanged.

OUTLOOK

The Company experienced growth in sales and profits in the first half of 2006.  The acquisitions were significant contributors.  The current economic environment is creating expansion and infrastructure reinvestment opportunities for some of the Company’s major customers which also provides the Company with business opportunities.

Production capacity to meet additional demand is expected to come on line at the Montreal facility in the third quarter of 2006. There will be a requirement for additional planned capital expenditures in the remainder of 2006 for maintenance and expansion purposes and to meet the customer needs.

For the most recent acquisitions, the Company remains focused on business integration including training, employee development and systems developments.  It continues to monitor developments in the markets these businesses serve.

With the annualized benefit from the Montreal expansion and the recent acquisition, the Company will experience continued growth for 2006 and 2007.

QUARTERLY OPERATING PERFORMANCE

Selected Quarterly Financial Information

	2nd Quarter		1st Quarter		4th Quarter		3rd Quarter
(In millions of dollars, except per share amounts)	2006	2005	2006	2005	2005	2004	2005	2004

Revenue	65.0	40.8	46.9	34.8	47.5	34.3	43.4	35.1
Gross Profit	19.6	14.7	17.2	13.3	17.3	13.2	15.7	13.1
SGA	6.8	4.7	7.0	4.2	6.4	9.6	5.8	4.6
Foreign exchange losses (gains)	(0.9)	--	(0.2)	--	--	(0.1)	(0.4)	(0.2)
Unusual items, (gains) losses	--	--	--	--	(0.3)	0.5	2.0	0.1
Depreciation and amortization, including losses on disposals	8.0	5.5	7.2	5.3	6.9	4.7	6.5	4.3
Interest expense	4.0	2.5	3.5	2.5	3.6	2.5	3.0	2.7
Earnings (loss) before income taxes	3.2	2.5	1.0	1.6	1.6	(2.8)	(0.4)	2.9
Net earnings (loss)	5.3	1.7	0.7	1.1	(0.4)	1.9	(0.9)	1.8
Basic earnings (loss) per share	0.16	0.05	0.02	0.03	(0.01)	0.06	(0.03)	0.06

Cash generated from operations before non-cash working capital	9.6	7.4	7.9	6.7	8.9	3.5	7.5	6.3
Changes in non-cash operating working capital	(3.7)	2.1	5.4	(5.0)	(5.5)	7.7	5.6	1.7
Cash provided by operations	5.9	9.5	13.3	1.7	3.4	11.2	13.1	8.0

Total Assets	420.8	285.3	376.8	272.0	374.4	272.8	375.5	273.5

Review of Quarterly Trends

The volumes processed by the Industrial Services Group may be affected by the seasonal variation of its customers’ activities, generally peaking during the summer. For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refineries’ products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements. The Stablex operations are also affected by seasonality as the industrial waste streams processed include site remediation projects where activity generally peaks through the summer months and slows, as the waste materials freeze, in the winter months.  Western Markets Group volumes and revenues are generally stable year over year although some products may experience seasonal fluctuations. For example, the water treatment needs of its municipal customers generally peak during the spring "run off" and summer seasons. The timing of revenues earned from Power Generation’s projects and licensing activities results in variances in the Group’s quarterly results.

For the four quarters ended June 30, 2006 revenues averaged $50.7 million per quarter while for the four quarters ended June 30, 2005 revenues averaged $36.2 million per quarter.  For the four quarters ended June 30, 2006 gross profit averaged $17.5 million per quarter while for the four quarters ended June 30, 2005 gross profit averaged $13.6 million per quarter.  In addition to business seasonality, the Company’s quarterly revenue and gross profit have been affected by the following:

♦

The acquisition of the Petcoke Services business on April 1, 2006;

♦

The acquisition of Stablex on August 16, 2005; and,

♦

Revenue generation from the Fort McMurray facility that began earning fees in January 2005.

The SGA for the four quarters ended June 30, 2006 reflect the SGA associated with the August 2005 acquisition of Stablex and the April 2006 acquisition of the Petcoke Services business. The fourth quarter of 2004 includes the $4.3 million cost of the change in senior management. When the SGA is adjusted for the impact of the acquisitions, SGA, and the cost of the change in senior management, fluctuations between quarters reflect the timing of certain costs.

The depreciation and amortization expense for 2005 reflects depreciation from the Fort McMurray facility. The increase in depreciation and amortization for the four quarters ended June 30, 2006 reflects the depreciation and amortization associated with the fair market values of the assets acquired as part of the Stablex and Petcoke Services acquisitions.

Cash generated by operations is impacted by the quarterly changes in non-cash working capital that typically reflect the impact of the seasonal fluctuations in revenues and the interest accrual associated with the Senior Subordinated Notes which is paid on June 30 and December 31 of each year. Given the size of the Company and the significant planned expansion capital expenditures, it is not unusual for the Company to experience temporary fluctuations from quarter to quarter in working capital. The change in the fourth quarter of 2004 and the first quarter of 2005 was related largely to the increase in accruals relating to the costs of the change in senior management and subsequent settlement in the following quarter. The change in the third and fourth quarter of 2005 reflects the timing in settlement of working capital items largely relating to the Montreal expansion.  In the first quarter of 2006, the Company began receiving fees relating to the Montreal expansion as well as payments relating to the Power Generation Projects, primarily the LCRA project.

SUPPLEMENTAL FINANCIAL INFORMATION

EBITDA is a supplemental, non-generally accepted accounting principle financial measure. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization or “EBITDA.” It is used by management internally not only to measure the performance of the business as a whole, but also to measure the performance of the individual segments, and it forms the primary basis upon which employees of the Company receive incentive compensation. EBITDA is also used by the Company as a basis to measure compliance with certain debt covenants. EBITDA is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. Since EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), it should not be considered in isolation of, or as a substitute for net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. In addition, this measure does not necessarily represent funds available for discretionary use and is not necessarily a measure of the Company’s ability to fund its cash requirements. The Company’s non-GAAP performance measure, EBITDA, has certain material limitations as follows:

♦

It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary part of the Company’s costs and ability to generate revenue. Therefore, any measure that excludes interest has material limitations;

♦

It does not include depreciation and amortization expense. Because the Company must utilize capital assets in order to generate revenues, depreciation and amortization expense is a necessary and ongoing part of the Company’s costs. Therefore, any measure that excludes depreciation and amortization expense has material limitations;

♦

It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations.

Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net earnings. Because we use EBITDA to evaluate our financial performance, we reconcile it to net earnings which is the most comparable financial measure calculated and presented in accordance to GAAP. The following is a reconciliation of EBITDA to net earnings:

Supplemental selected information:

For the three months ending June 30, 2006 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	$ 9,464	$ 5,106	$ 721	$ (1,633)	$ 13,658
Depreciation	5,127	591	24	50	5,792
Amortization of deferred charges and intangible assets	1,588	--	--	666	2,254
Net interest expense	--	--	--	2,459	2,459
Earnings (loss) before income taxes	2,749	4,515	697	(4,808)	3,153
Income taxes /(recovery)	--	--	--	(2,115)	(2,115)
Net earnings (loss)	$ 2,749	$ 4,515	$ 697	$ (2,693)	$ 5,268

For the three months ending June 30, 2005 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	$ 7,449	$ 4,929	$ 355	$ (2,719)	$ 10,014
Depreciation, including loss on disposal	4,430	588	184	56	5,258
Amortization of deferred charges and intangible assets	109	--	--	66	175
Net interest expense	--	--	--	2,036	2,036
Earnings (loss) before income taxes	2,910	4,341	171	(4,877)	2,545
Income taxes	--	--	--	(844)	(844)
Net earnings (loss)	$ 2,910	$ 4,341	$ 171	$ (5,721)	$ 1,701

For the six months ending June 30, 2006 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	$ 16,996	$ 10,669	$ 1,035	$ (4,636)	$ 24,064
Depreciation	9,830	1,179	47	103	11,159
Amortization of deferred charges and intangible assets	2,857	--	--	1,171	4,028
Net interest expense	--	--	--	4,711	4,711
Earnings (loss) before income taxes	4,309	9,490	988	(10,621)	4,166
Income taxes/(recovery)	--	--	--	(1,766)	(1,766)
Net earnings (loss)	$ 4,309	$ 9,490	$ 988	$ (8,855)	$ 5,932

For the six months ending June 30, 2005 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	$ 13,755	$ 9,975	$ 516	$ (5,149)	$ 19,097
Depreciation, including loss on disposal	8,733	1,176	370	104	10,383
Amortization of deferred charges and intangible assets	218	--	--	130	348
Net interest expense	--	--	--	4,202	4,202
Earnings (loss) before income taxes	4,804	8,799	146	(9,585)	4,164
Income taxes	--	--	--	(1,379)	(1,379)
Net earnings (loss)	$ 4,804	$ 8,799	$ 146	$ (10,964)	$ 2,785

EBITDA for the second quarter of 2006 was $13.7 million compared to $10.0 million for the same period of 2005 and EBITDA for the first six months of 2006 was $24.0 million compared to $19.1 million for the same period of 2005. The increased results are due to the contribution from Stablex and Petcoke Services acquisitions, the recovery, through contractual pass-throughs, of the higher energy costs for spent acid regeneration contracts, offset by lower prilled sulphur sales, costs at the Montreal and Fort McMurray facilities for Industrial Services as well as the strong sales in the quarter for Western Markets’ sulphur-enhanced products and the timing of the Power Generation projects.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.

Consolidated Balance Sheets

(In thousands of dollars)

	June 30, 2006 (unaudited)	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$ 5,619	$ 12,749
Cash held in trust	10,032	10,268
Accounts receivable	44,916	27,924
Inventories	1,591	2,419
Future tax asset	544	544
Prepaid expenses and other assets	6,253	4,056
	68,955	57,960

Property, plant and equipment	229,056	206,314
Deferred charges and other assets, net of accumulated amortization	4,697	5,213
Intangible assets	39,383	29,483
Goodwill	78,738	75,430
	$ 420,829	$ 374,400

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 17,917	$ 16,921
Accrued liabilities	22,723	21,346
Income taxes payable	1,544	1,077
Interest payable	185	198
Current portion of deferred revenue	6,094	1,868
Current portion of long-term debt	1,702	1,641
	50,165	43,051

Long-term debt (note 4)	203,899	177,126
Deferred revenue	13,782	5,814
Employee future benefits	2,137	2,186
Other liabilities	9,525	9,795
Future tax liability	27,634	29,537

Shareholders’ equity:
Capital stock (note 5)	61,084	60,093
Retained earnings	50,543	44,611
Foreign currency translation adjustment	2,060	2,187
	113,687	106,891
	$ 420,829	$ 374,400

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(In thousands of dollars, except per share amounts)

	Three months ending June 30,		Six months ending June 30,
	2006	2005	2006	2005

Revenue	$ 65,027	$ 40,755	$ 111,894	$ 75,575
Cost of sales and services	45,469	26,054	75,157	47,549
Gross profit	19,558	14,701	36,737	28,026

Selling, general, administrative and other costs	6,807	4,663	13,773	8,861
Depreciation	5,792	5,258	11,159	10,383
Amortization of deferred charges and intangible assets	2,254	175	4,028	348
Unusual items	--	34	--	50
Foreign exchange (gain) loss on monetary items	(124)	(10)	(336)	18
Foreign exchange (gain) on long-term debt	(783)	--	(764)	--
Net interest expense (note 8)	2,459	2,036	4,711	4,202
Earnings before income taxes	3,153	2,545	4,166	4,164

Income taxes/(recovery):
Current	571	482	861	808
Future	(2,686)	362	(2,627)	571
	(2,115)	844	(1,766)	1,379
Net earnings	$ 5,268	$ 1,701	$ 5,932	$ 2,785

Earnings per share (note 6):
Basic	$ 0.16	$ 0.05	$ 0.18	$ 0.09
Diluted	$ 0.16	$ 0.05	$ 0.18	$ 0.08

Consolidated Statements of Retained Earnings (unaudited)

(In thousands of dollars)

	Six months ending June 30,
	2006	2005

Retained earnings, beginning of year	$ 44,611	$ 43,190

Net earnings	5,932	2,785
Retained earnings, end of period	$ 50,543	$ 45,975

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(In thousands of dollars)

	Three months ending June 30,	Six months ending June 30,
	2006	2005	2006	2005

Cash provided by (used in):
Operating activities:
Net earnings	$ 5,268	$ 1,701	$ 5,932	$ 2,785
Items not affecting cash:
Depreciation	5,792	5,258	11,159	10,383
Amortization of deferred charges and intangible assets	2,254	175	4,028	348
Foreign exchange gain on long-term debt	(783)	--	(764)	--
Future income taxes	(2,686)	362	(2,627)	571
Accretion of asset retirement obligations	19	52	39	80
Other non-cash items	(303)	(172)	(298)	(85)

Decrease (increase) in non-cash operating working capital	(3,692)	2,147	1,719	(2,877)
Cash provided by operating activities	5,869	9,523	19,188	11,205

Financing activities:
Increase in long term debt (note 4)	31,500	--	31,500	--
Repayment of long-term debt	(406)	(378)	(805)	(749)
Issuance of capital stock (note 5)	107	--	991	762
	31,201	(378)	31,686	13

Investing activities:
Additions to property, plant and equipment	(15,131)	(9,172)	(27,897)	(17,506)
Increase in deferred charges	(800)	(161)	(1,213)	(434)
Acquisition, net of cash acquired (note 3)	(28,972)	--	(28,972)	--
Note from Chemtrade Logistics	--	900	--	900
Decrease (increase) in cash held in trust	311	(72)	236	2,722
	(44,592)	(8,505)	(57,846)	(14,318)

Foreign exchange gain (loss) on cash held in foreign currency	(169)	213	(158)	195

Increase (decrease) in cash and cash equivalents	(7,691)	853	(7,130)	(2,905)

Cash and cash equivalents – beginning of period	13,310	27,164	12,749	30,922

Cash and cash equivalents – end of period	$ 5,619	$ 28,017	$ 5,619	$ 28,017

Supplemental cash flow information:
Interest paid	$ 5,859	$ 4,310	$ 7,714	$ 5,073
Income taxes paid, net of refunds	760	55	855	55

MARSULEX INC.

Notes to Consolidated Financial Statements (unaudited)

(in thousand of dollars)

1.

Basis of presentation:

The unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2005 Annual Report.

These consolidated financial statements include the accounts of Marsulex Inc. (the Company), its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of Aimvenca, C.A.

2.

Seasonality of the business:

The revenue generated by the Company may be affected by the seasonal variation of its customers’ activities, generally peaking during the summer.

3.

Acquisition of Oxbow Industrial Services, LLC (the Petroleum Coke (“Petcoke”) Services business)

On April 1, 2006 the Company completed the acquisition of Oxbow Industrial Services, LLC, a leading provider of in-refinery petcoke cutting and bulk handling services to major oil refineries in the U.S. Gulf Coast and West Coast and Venezuela, from Oxbow Carbon & Minerals LLC. The purchase price of the acquisition was U.S. $27 million (approximately $31 million Canadian), excluding transaction costs of approximately $0.7 million. The acquisition includes a 50 percent ownership interest in Aimvenca, C.A., a Venezuelan joint venture with Mecavenca, C.A. The results of operations have been consolidated from April 1, 2006, the effective date of acquisition.

The acquisition has been accounted for using the purchase method of accounting. The preliminary purchase price allocation, including acquisition costs, is as follows:

Net working capital	$ 6,484
Property, plant and equipment	8,263
Intangibles	12,757
Goodwill	5,045
Other long term liabilities	(10)
Future tax liability	(739)
Total Purchase Price	$ 31,800
Less: Cash assumed on acquisition	(2,710)
Total purchase price less cash assumed on acquisition	$ 29,090

The purchase price equation includes $0.1 million for expenditures accrued but not yet paid as of June 30, 2006. The value assigned to the intangible assets related to customer relationships having estimated useful lives of 10 years. Goodwill of $5.0 million, generated as a result of the acquisition, represents the excess of purchase price consideration over the estimated fair value of the net assets acquired.

4.

Increase in Long-term debt

The acquisition of the Petcoke Services business was funded substantially with additional advances under the Company’s existing credit facility: $10 million from the remaining Term Loan and $21.5 million from an incremental facility with similar terms and conditions as the existing credit facility. The Company also recorded $0.5 million in deferred charges relating to the financing.

The repayments are required until maturity and are paid as follows:

September 30, 2007	$ 1,792
December 31, 2007	1,792
March 31, 2008	1,792
June 15, 2008	26,124
$ 31,500

5.

Capital stock:

During the second quarter of 2006, the Company issued 35,000 common shares for cash proceeds of $0.1 million upon the exercise of stock options. For the six months ended June 30, 2006 the Company issued 225,000 common shares for cash proceeds of $1.0 million upon the exercise of stock options.

6.

Earnings per share:

The following table sets forth the computation of diluted earnings per share:

	Three months ending June 30,		Six months ending June 30,
	2006	2005	2006	2005
Numerator:
Net earnings available to common shareholders	$ 5,268	$ 1,701	$ 5,932	$ 2,785

Denominator (shares in thousands):
Weighted average common shares outstanding	32,612	32,035	32,600	32,026
Effect of dilutive securities:
Employee stock options	576	763	571	740
Adjusted weighted average shares and assumed conversions	33,188	32,798	33,171	32,766

7.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three months ending June 30,				Six months ending June 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousands of dollars)	2006	2005	2006	2005	2006	2005	2006	2005
Service cost	$ 190	$ 93	$ 6	$ 5	$ 380	$ 186	$ 12	$ 11
Interest cost	201	124	10	8	402	249	20	17
Expected return on plan assets	(209)	(96)	--	--	(419)	(192)	--	--
Amortization of transition obligations (assets)	(16)	(16)	2	2	(32)	(32)	4	4
Amortization of actuarial and investment (gain) loss	4	(19)	2	1	9	(39)	5	2
Post retirement benefits expense	$ 170	$ 86	$ 20	$ 16	$ 340	$ 172	$ 41	$ 34

8.

Net interest expense:

	Three months ending June 30,		Six months ending June 30,
	2006	2005	2006	2005

Interest expense	$ 3,993	$ 2,542	$ 7,503	$ 5,073
Interest capitalized	(1,348)	(256)	2,435	(394)
Interest income	(186)	(250)	(357)	(477)
	$ 2,459	$ 2,036	$ 4,711	$ 4,202

9.

Comparative figures:

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

10.

Business segments:

The Company's activities are divided into four reportable segments.  The three operating segments are: Industrial Services, Western Markets, and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as finance, information systems, human resources and risk management to the operating segments.

Industrial Services provides services, including environmental compliance solutions, to oil refiners and other industrial customers, primarily in the U.S. and Canada. Services include the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline; the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process; the recovery of sulphur dioxide to ensure air quality compliance; cutting and handling of petroleum coke; and the safe handling, treatment, and disposal of industrial hazardous waste streams.

Western Markets produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies, for water and wastewater treatment. The primary market for these and other chemicals is Western Canada.

Power Generation provides environmental systems and services for air quality compliance, primarily to electric utilities, and also to petrochemical and general industrial customers worldwide.

MARSULEX INC.

Notes to Consolidated Financial Statements (unaudited)

10.

Business segments (continued):

For the three months ended June 30	Industrial Services		Western Markets		Power Generation		Inter-segment Revenue Corporate Support		Total
(in thousands of dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue	$ 43,528	$ 22,707	$ 15,749	$ 14,992	$ 5,806	$ 3,056	$ (56)	$ --	$ 65,027	$ 40,755
Gross profit	$ 12,389	$ 7,901	$ 5,598	$ 5,399	$ 1,571	$ 1,401	$ --	$ --	$ 19,558	$ 14,701
SGA 1, including foreign exchange gains (losses)	2,925	452	492	470	850	1,046	1,633	2,685	5,900	4,653
Unusual items	--	--	--	--	--	--	--	34	--	34
Earnings (loss) before the under noted	$ 9,464	$ 7,449	$ 5,106	$ 4,929	$ 721	$ 355	$ (1,633)	$ (2,719)	$ 13,658	$ 10,014
Depreciation, including loss on disposal	5,127	4,430	591	588	24	184	50	56	5,792	5,258
Amortization of deferred charges and intangible assets	1,588	109	--	--	--	--	666	66	2,254	175
Net Interest expense	--	--	--	--	--	--	2,459	2,036	2,459	2,036
Earnings (loss) before income taxes	$ 2,910	$ 3,019	$ 4,515	$ 4,341	$ 697	$ 171	$ (4,808)	$ (4,877)	$ 3,153	$ 2,545
Capital expenditures	$ 14,454	$ 9,090	$ 367	$ 49	$ 7	$ --	$ 303	$ 33	$ 15,131	$ 9,172
Addition to goodwill	$ 5,045	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ 5,045	$ --
Acquisition, excluding goodwill	$ 26,755	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ 26,755	$ --

For the six months ended June 30	Industrial Services		Western Markets		Power Generation		Inter-segment Revenue Corporate Support		Total
(in thousands of dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue from external customers	$ 71,276	$ 41,094	$ 30,423	$ 28,882	$ 10,251	$ 5,599	$ (56)	$ --	$ 111,894	$ 75,575
Gross profit	$ 22,123	$ 14,671	$ 11,625	$ 10,932	$ 2,989	$ 2,423	$ -	$ --	$ 36,737	$ 28,026
SGA 1, including foreign exchange gains (losses)	5,127	916	956	957	1,954	1,907	4,636	5,099	12,673	8,879
Unusual items	--	--	--	--	--	--	--	50	--	50
Earnings (loss) before the under noted	$ 16,996	$ 13,755	$ 10,669	$ 9,975	$ 1,035	$ 516	$ (4,636)	$ (5,149)	$ 24,064	$ 19,097
Depreciation, including loss on disposal	9,830	8,733	1,179	1,176	47	370	103	104	11,159	10,383
Amortization of deferred charges and intangible assets	2,857	218	--	--	--	--	1,171	130	4,028	348
Net interest expense	--	--	--	--	--	--	4,711	4,202	4,711	4,202
Earnings (loss) before income taxes	$ 4,309	$ 4,804	$ 9,490	$ 8,799	$ 988	$ 146	$ (10,621)	$ (9,585)	$ 4,166	$ 4,164
Capital expenditures	$ 27,174	$ 17,346	$ 409	$ 108	$ 7	$ --	$ 307	$ 52	$ 27,897	$ 17,506
Addition to goodwill	$ 5,045	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ 5,045	$ --
Acquisition, excluding goodwill	$ 26,755	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ 26,755	$ --
Total assets before goodwill and intangible assets [2]	$ 247,936	$ 208,931	$ 31,233	$ 30,275	$ 2,142	$ 3,061	$ 21,397	$ 27,220	$ 302,708	$ 269,487
Goodwill and intangible assets, net of accumulated amortization [2]	108,059	94,595	4,468	4,468	5,594	5,850	--	--	118,121	104,913
Total assets [2]	$ 355,995	$ 303,526	$ 35,701	$ 34,743	$ 7,736	$ 8,911	$ 21,397	$ 27,220	$ 420,829	$ 374,400

1.

Selling, general, administrative and other costs.

2.

2005 assets are at December 31st.

Management Team

Laurie Tugman

President & Chief Executive Officer

William Martin

Chief Financial Officer

Robert Cardell

Vice President & General Manager,

Power Generation Group

Robert McComb

Vice President, Human Resources

Doug Osborne

Vice President,

Western Markets Group

Brian Stasiewicz

Vice President,

Refinery Services Group

David Horsley

Director, Operations

& Engineering

Peter Stott

Director, Risk Management

& Regulatory

Lucio Milanovich

Director, Finance

Judith George

Corporate Secretary

Head Office

111 Gordon Baker Road

Suite 300

Toronto, Ontario

M2H 3R1

Tel:

416.496.9655

Fax:

416.496.4155

Stock Exchange Listing

The Toronto Stock Exchange

Stock symbol: MLX

Transfer Agent and Registrar

Computershare Investor Services Inc.

100 University Avenue

11th Floor

Toronto, Ontario

M5J 2Y1

Shareholder inquiry line:

1.800.663.9097

Investor Information

Shareholders or other interested parties seeking financial information about the company are invited to call:

William Martin

Chief Financial Officer

416.496.9655

Financial Calendar 2005

Fiscal year end:  December 31

Interim reports mailed:

May, August, November

Web Site

www.marsulex.com

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

August 22, 2006	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance